LINE OF CREDIT PROMISSORY NOTE

DATE: October 31, 2014

PRINCIPAL LOAN AMOUNT: $73,117.00

BORROWER: Pan Ocean Container Supplies Ltd.

58 Dongcheng District, Beijing, China, 100027

LENDER: Fusion Business Group Inc.

434 West Bakerview Rd, #105-268, Bellingham, WA, 98226

FOR VALUE RECEIVED, Pan Ocean Container Supplies Ltd. (the “Borrower”) promises to pay to the order of Fusion Business Group Inc. (the “Lender”) the principal sum of $73,117.00 DOLLARS [principal amount], or so much thereof as may be disbursed to or for the benefit of the Borrower by Lender in Lender’s sole and absolute discretion. It is the intent of the Borrower and Lender hereunder to create a line of credit agreement between Borrower and Lender whereby Borrower may borrow up to $100,000.00 [maximum borrowing limit] from Lender; provided, however, that Lender has no obligation to lend Borrower any amounts hereunder and the decision to lend such money lies in the sole and complete discretion of the Lender.

INTEREST & PRINCIPAL

The unpaid principal of this line of credit shall bear simple interest at the rate of zero [interest rate] percent (0%) per annum. Interest shall be calculated based on the principal balance as may be adjusted from time to time to reflect additional advances made hereunder. Interest on the unpaid balance of this Note shall accrue monthly but shall not be due and payable until such time as when the principal balance of this Note becomes due and payable. The principal balance of this Note shall be due and payable on December 31, 2016. There shall be no penalty for early repayment of all or any part of the principal.

CONVERSION of LOAN, FORGIVENESS of INTEREST AND PRINCIPAL

Conversion of Loan into Common Stock.   Subject to the terms and conditions   of this   Agreement,  at the sole option of the Lender, Lender agrees to cancel   and   terminate   the   Principal Loan Amount   and to   convert   the   entire outstanding principal balance of the Principal Loan Amount into   shares   of   Common   Stock at a conversion price of ten cents ($0.10) per share. In addition, the Lender agrees that all accrued and unpaid interest on the Principal Loan Amount   through the Closing shall be cancelled and forgiven at the Closing. By converting the Principal Loan Amount into Common Stock,  and   cancelling   and   forgiving   the interest   thereon,   the Lender

acknowledges and agrees that the Principal Loan Amount will be cancelled and terminated in all   respects   and for all   purposes   and that the Lender will be deemed to have released all claims held by the Lender with respect to the Principal Loan Amount and the payment of principal and interest thereon.

DEFAULT

The Borrower shall be in default of this Note on the occurrence of any of the following events:

(a) the Borrower shall fail to meet its obligation to make the required principal or interest payments hereunder;

(b) the Borrower shall be dissolved or liquidated;

(c) the Borrower shall make an assignment for the benefit of creditors or shall be unable to, or shall admit in writing their inability to pay their debts as they become due;

(d) Ninety (90) days after DEMAND is made pursuant to the Note, unless the Borrower has satisfied the Note in full.

If any Event of Default occurs, all obligations from the Borrower to the Lender, including obligations pursuant to this Line of Credit Agreement and/or Note shall immediately become due and payable without demand, presentment, protest or other notice of any kind all of which are hereby expressly waived.

IN WITNESS WHEREOF, the parties have caused these presents to be executed as a contract under seal as of the date first above written.

Borrower:

Pan Ocean Container Supplies Ltd.

By: /s/Qi Tang

Mr. Qi Tang,

Chief Executive Officer

& President and Principal Financial

and Accounting Officer

Lender:

Fusion Business Group Inc.

By: /s/Dave Wong

Mr. Dave Wong,

Director